SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

September 14, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on September 14, 2020.

BANCO MACRO S.A.

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors calls for a Special Shareholders’ Meeting to be held on October 21st, 2020, at 11 am/pm, at the offices located in Avenida Eduardo Madero 1172, Autonomous City of Buenos Aires, this not being the Bank’s principal place of business, to discuss the following:

AGENDA

1) Evaluate holding the meeting remotely, pursuant to General Resolution No. 830/2020 issued by Comisión Nacional de Valores (Argentine Securities Exchange Commission).

2) Appoint two shareholders to sign the minutes of the meeting.

3) Evaluate a supplementary dividend to increase the cash dividend amount approved by the General and Special Shareholders’ Meeting held on April 30th 2020, which has not been yet distributed since prior authorization by the Central Bank of the Republic of Argentina is pending. Determine the parameters to fix the amount and delegate to the Board the effective availability thereof to the shareholders. Partial release of the optional reserve fund for future distribution of earnings.

The BOARD

NOTES: Please be advised that, pursuant to General Resolution No. 830/2020 issued by the Comisión Nacional de Valores (“CNV GR No. 830”), in the event the present lockdown and travel and circulation restrictions remain in place for the public in general, as a preventive and/or mandatory and/or sectorial isolation measure ordered as a result of the public health emergency declared by the Argentine Executive Branch through Decree No. 297 (published in the Official Gazette on 03-20-2020), and the extensions thereof, the Shareholders’ Meeting shall be held remotely through a video conference system, pursuant to CNV GR No. 830, among others, that shall meet the following conditions: (i) ensure free access to the Shareholders’ Meeting by all shareholders entitled to participate and vote thereat, (ii) the Shareholders’ Meeting shall meet the quorum required for special shareholders´meetings and discuss and decide as first item of the agenda the holding thereof remotely with the same majority as that required to amend the Company’s by-laws and; (iii) allow the simultaneous transmission of sound, images and words throughout the meeting, as well as digital recording of the entire meeting. In this sense, please be advised that (1) the system we intend to use shall be provided by WEBEX and the participants shall be able to join the meeting through a link we shall send together with a meeting access and development guide to all shareholders who communicate their attendance to the Shareholders’ Meeting by email as provided for in paragraph (2) below; (2) Shareholders shall communicate their attendance to the Shareholders’ Meeting through the instruments required under the applicable rules sent by email to the following email address: asambleabancomacro@macro.com.ar by and including October 15th. Save as we shall otherwise direct, and in order to inform the video conference link, we shall use the email address from which each shareholder communicates his/her attendance; (3) for those attending the meeting through proxies or representatives, please be advised that the relevant proxy or authorizing instrument shall be duly certified and sent to the Company by and including October 13rd; (4) Upon joining the Shareholders’ Meeting, the participant shall inform his/her location, the technical mechanisms the participant is using and the following information of the person holding the shares: first and last name in the case of individuals and corporate name in the case of legal entities; ID type and number for individuals or registration data for legal entities, expressly stating the registry and jurisdiction in which they have filed their organizational documents; and domicile, stating type of domicile as well. Shareholders attending the meeting by proxy, shall state the same information. In addition, all shareholders, either local or foreign companies, shall inform the names of the end beneficiaries who hold the shares composing the shareholder’s capital stock and the number of shares they intend to vote; (5) the Book of Attendance to Shareholders’ Meetings shall be signed after the emergency measures and restrictions currently in force are lifted; (6) at the time of voting, each Shareholder shall be asked to vote the matter discussed with an audio and picture ensuring the verification thereof at any time; and (7) if on the date fixed for the Shareholders’ Meeting the prohibition and/or restriction and/or limitation to freely circulate and travel or move is no longer applicable to the public in general, as a preventive and/or mandatory and/or sectorial isolation measure under the public health emergency situation declared by the DNUs No. 297, as extended, supplemented and/or amended, and/or any other provision or rule issued within the scope of such health emergency situation by any authority within the Argentine Executive Branch is no longer applicable, the Shareholders’ Meeting shall be held in-person.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 14, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer